UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Quanta Capital Holdings Ltd.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

G7313F106

(CUSIP Number)

Fati Sadeghi-Nejad, Esq.

General Counsel

QVT Financial LP

1177 Avenue of the Americas, 9th Floor, New York, NY 10036

(212) 705-8888

copies to: Knute J. Salhus, Esq.

Wilmer Cutler Pickering Hale and Dorr LLP

399 Park Avenue, New York, NY 10022

(212) 230-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 27, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. G7313F106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). QVT Financial LP 11-3694008
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 6,898,259
9. Sole Dispositive Power 0
10. Shared Dispositive Power 6,898,259

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,898,259
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 9.84%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. G7313F106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). QVT Financial GP LLC 11-3694007
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 6,898,259
9. Sole Dispositive Power 0
10. Shared Dispositive Power 6,898,259

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,898,259
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 9.84%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. G7313F106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). QVT Fund LP 98-0415217
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 0
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. G7313F106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). QVT Associates GP LLC 01-0798253
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 3,174,340
9. Sole Dispositive Power 0
10. Shared Dispositive Power 3,174,340

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,174,340
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 4.53%
14.	Type of Reporting Person (See Instructions) OO

This Amendment No. 2 amends and restates the Schedule 13D filed by QVT Financial LP, QVT Financial GP LLC, QVT Fund LP and QVT Associates GP LLC on July 16, 2007 and amended on August 9, 2007 (the “Schedule 13D”).

Item 1.	Security and Issuer

This Schedule 13D relates to common shares, $0.01 par value per share (the “Common Stock”) of Quanta Capital Holdings Ltd. (the “Issuer”). The Issuer’s principal executive offices are located at 1 Victoria Street, Second Floor, Hamilton HM 11, Bermuda.

Item 2.	Identity and Background

(a) – (c). This Schedule 13D is filed by QVT Financial LP, a Delaware limited partnership (“QVT Financial”), its general partner, QVT Financial GP LLC, a Delaware limited liability company, QVT Fund LP, a Cayman Islands limited partnership, and QVT Associates GP LLC, a Delaware limited liability company. The principal executive offices of QVT Financial, QVT Financial GP LLC and QVT Associates GP LLC are located at 1177 Avenue of the Americas, 9th Floor, New York, New York 10036. QVT Fund LP’s registered address is c/o Walkers SPV, Walkers House, Mary Street, George Town, Grand Cayman KY1 9001, Cayman Islands. QVT Associates GP LLC is the general partner of QVT Fund LP, Quintessence Fund L.P., a Cayman Islands limited partnership (“Quintessence”), QVT Associates LP and QVT Global II L.P. QVT Fund LP’s principal business is investment in securities. QVT Financial’s principal business is investment management, and it acts as the investment manager for QVT Fund LP, Quintessence, QVT Overseas Ltd., QVT Associates LP, and QVT Global II L.P. (each, a “Fund” and collectively, the “Funds”). QVT Financial is also the investment manager for a separate discretionary account managed for Deutsche Bank AG (the “Separate Account”). QVT Financial has the power to direct the vote and disposition of the Common Stock held by each of the Funds and the Separate Account.

Daniel Gold, Lars Bader, Nicholas Brumm and Tracy Fu (the “Covered Persons”) are the managing members of QVT Financial GP LLC and QVT Associates GP LLC. The business addresses and principal occupations of each of the Covered Persons are set forth in Appendix A attached hereto, which is incorporated herein by reference. The business address of each Covered Person is also the address of the principal employer of such Covered Person. Each of the Covered Persons is a citizen of the United States.

(d) and (e). During the last five years, none of QVT Financial, QVT Financial GP LLC, QVT Fund LP, QVT Associates GP LLC or any of the Covered Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The shares of Common Stock covered by this Schedule 13D were purchased by the Funds and the Separate Account between December 7, 2005 and September 27, 2007 for approximately $17.59 million. The source of funds for the purchases was cash available for investment held by the Funds and the Separate Account.

Item 4.	Purpose of Transaction

All of the shares of Common Stock reported herein were acquired for investment purposes. The reporting persons review on a continuing basis the investment in the Issuer. Based on such review and depending on the price and availability of the Issuer’s securities, the reporting persons may acquire, or cause to be acquired, additional securities of the Issuer or derivatives or other instruments related thereto, in the open market or otherwise, dispose of, or cause to be disposed, such securities, derivatives or instruments, in the open market or otherwise, at any time, or formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of QVT Financial, the Funds and the Separate Account, the Issuer’s business, financial condition and operating results, general market and industry conditions or other factors.

As part of the ongoing evaluation of this investment and investment alternatives, the reporting persons may consider transactions of the type described in subparagraphs (a) through (j) of Item 4 of the Instructions to Schedule 13D and, subject to applicable law, may formulate a plan with respect to such matters. In addition, from time to time, the reporting persons may hold discussions with or make formal proposals to management or the board of directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters.

Item 5.	Interest in Securities of the Issuer

(a) and (b). The information contained on the cover pages to this Schedule 13D is incorporated herein by reference. QVT Financial is the investment manager for the Funds, which beneficially own an aggregate amount of 6,171,413 shares of Common Stock, consisting of 606,265 shares owned by Quintessence, 1,140,938 shares owned by QVT Associates LP, 2,997,073 shares owned by QVT Overseas Ltd., and 1,427,137 shares owned by QVT Global II L.P. QVT Financial is also the investment manager for the Separate Account, which holds 726,846 shares of Common Stock. QVT Financial has the power to direct the vote and disposition of the Common Stock held by each of the Funds and the Separate Account. Accordingly, QVT Financial may be deemed to be the beneficial owner of an aggregate amount of 6,898,259 shares of Common Stock, consisting of the shares owned by the Funds and the shares held in the Separate Account.

QVT Financial GP LLC, as General Partner of QVT Financial, may be deemed to beneficially own the same number of shares of Common Stock reported by QVT Financial. QVT Associates GP LLC, as General Partner of Quintessence, QVT Associates LP and QVT Global II L.P., may be deemed to be the beneficial owner of an aggregate amount of 3,174,340 shares of Common Stock, consisting of the shares owned by Quintessence, QVT Associates LP and QVT Global II L.P.

The Covered Persons, as managing members of QVT Financial GP LLC and QVT Associates GP LLC, may be deemed to beneficially own the same number of shares of Common Stock reported by QVT Financial, QVT Financial GP LLC, and QVT Associates GP LLC.

Each of QVT Financial, QVT Financial GP LLC and the Covered Persons disclaim beneficial ownership of the shares of Common Stock owned by the Funds and the shares of Common Stock held in the Separate Account. QVT Associates GP LLC disclaims beneficial ownership of the shares of Common Stock owned by Quintessence, QVT Associates LP and QVT Global II L.P., except to the extent of its pecuniary interest therein.

The percentage disclosed in Item 13 of the Cover Page for each reporting person is calculated based upon 70,107,240 shares of Common Stock outstanding, which is the total number of shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007.

(c) The reported share amounts reflect amounts as of October 1, 2007. QVT Fund LP, Quintessence, QVT Associates LP, QVT Overseas Ltd., QVT Global II L.P. and the Separate Account effected the following transactions in the Common Stock since August 9, 2007, the date of filing of Amendment No. 1 to the Schedule 13D:

•

On August 9, 2007, QVT Fund LP purchased 5,665 shares of Common Stock, Quintessence purchased 599 shares of Common Stock and the Separate Account purchased 636 shares of Common Stock in the open market at a price of $2.608 per share.

•

On August 10, 2007, QVT Fund LP purchased 6,897 shares of Common Stock, Quintessence purchased 729 shares of Common Stock and the Separate Account purchased 774 shares of Common Stock in the open market at a price of $2.507 per share.

•

On August 13, 2007, QVT Fund LP purchased 6,404 shares of Common Stock, Quintessence purchased 677 shares of Common Stock and the Separate Account purchased 719 shares of Common Stock in the open market at a price of $2.676 per share.

•

On August 15, 2007, QVT Fund LP purchased 2,658 shares of Common Stock, Quintessence purchased 290 shares of Common Stock and the Separate Account purchased 352 shares of Common Stock in the open market at a price of $2.624 per share.

•

On August 16, 2007, QVT Fund LP sold 20,524 shares of Common Stock, Quintessence sold 2,170 shares of Common Stock and the Separate Account sold 2,306 shares of Common Stock in the open market at a price of $2.70 per share.

•

On August 16, 2007, QVT Fund LP purchased 4,187 shares of Common Stock, Quintessence purchased 442 shares of Common Stock and the Separate Account purchased 471 shares of Common Stock in the open market at a price of $2.651 per share.

•

On August 21, 2007, QVT Fund LP purchased 4,187 shares of Common Stock, Quintessence purchased 443 shares of Common Stock and the Separate Account purchased 470 shares of Common Stock in the open market at a price of $2.791 per share.

•

On August 22, 2007, QVT Fund LP purchased 2,463 shares of Common Stock, Quintessence purchased 260 shares of Common Stock and the Separate Account purchased 277 shares of Common Stock in the open market at a price of $2.798 per share.

•

On August 23, 2007, QVT Fund LP purchased 3,120 shares of Common Stock, Quintessence purchased 329 shares of Common Stock and the Separate Account purchased 351 shares of Common Stock in the open market at a price of $2.794 per share.

•

On August 24, 2007, QVT Fund LP purchased 10,345 shares of Common Stock, Quintessence purchased 1,094 shares of Common Stock and the Separate Account purchased 1,161 shares of Common Stock in the open market at a price of $2.858 per share.

•

On August 27, 2007, QVT Fund LP purchased 5,419 shares of Common Stock, Quintessence purchased 573 shares of Common Stock and the Separate Account purchased 608 shares of Common Stock in the open market at a price of $2.905 per share.

•

On August 28, 2007, QVT Fund LP purchased 2,710 shares of Common Stock, Quintessence purchased 286 shares of Common Stock and the Separate Account purchased 304 shares of Common Stock in the open market at a price of $2.828 per share.

•

On August 29, 2007, QVT Fund LP purchased 7,008 shares of Common Stock, Quintessence purchased 765 shares of Common Stock and the Separate Account purchased 927 shares of Common Stock in the open market at a price of $2.751 per share.

•

On August 30, 2007, QVT Fund LP purchased 3,695 shares of Common Stock, Quintessence purchased 390 shares of Common Stock and the Separate Account purchased 415 shares of Common Stock in the open market at a price of $2.685 per share.

•

On September 17, 2007, QVT Fund LP purchased 33,892 shares of Common Stock, Quintessence purchased 3,576 shares of Common Stock and the Separate Account purchased 3,732 shares of Common Stock in the open market at a price of $2.65 per share.

•

On September 19, 2007, QVT Fund LP purchased 10,283 shares of Common Stock, Quintessence purchased 1,085 shares of Common Stock and the Separate Account purchased 1,132 shares of Common Stock in the open market at a price of $2.70 per share.

•

On September 25, 2007, QVT Fund LP purchased 20,977 shares of Common Stock, Quintessence purchased 2,213 shares of Common Stock and the Separate Account purchased 2,310 shares of Common Stock in the open market at a price of $2.70 per share.

•

On September 26, 2007, QVT Fund LP purchased 82,261 shares of Common Stock, Quintessence purchased 8,680 shares of Common Stock and the Separate Account purchased 9,059 shares of Common Stock in the open market at a price of $2.75 per share.

•

On September 27, 2007, QVT Fund LP sold 1,085,622 shares of Common Stock to QVT Associates LP, 2,851,764 shares of Common Stock to QVT Overseas Ltd., and 1,357,945 shares of Common Stock to QVT Global II L.P. in privately negotiated transactions at a price of $2.75 per share.

•

On September 27, 2007, Quintessence purchased 17,361 shares of Common Stock, QVT Associates LP purchased 33,729 shares of Common Stock, QVT Overseas Ltd. purchased 88,603 shares of Common Stock, QVT Global II L.P. purchased 42,190 shares of Common Stock, and the Separate Account purchased 18,117 shares of Common Stock in the open market at a price of $2.80 per share.

•

On September 27, 2007, Quintessence purchased 11,110 shares of Common Stock, QVT Associates LP purchased 21,587 shares of Common Stock, QVT Overseas Ltd. purchased 56,706 shares of Common Stock, QVT Global II L.P. purchased 27,002 shares of Common Stock, and the Separate Account purchased 11,595 shares of Common Stock in the open market at a price of $2.75 per share.

(d) As of September 27, 2007, QVT Fund LP and QVT Associates GP LLC have ceased to be the beneficial owner of more than five percent of the Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1—Agreement regarding Joint Filing of Schedule 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 2, 2007

QVT FINANCIAL LP		QVT FUND LP

By QVT Financial GP LLC, its General Partner		By QVT Associates GP LLC, its General Partner

By:	/s/ Daniel Gold	By:	/s/ Daniel Gold
Name:	Daniel Gold	Name:	Daniel Gold
Title:	Managing Member	Title:	Managing Member

By:	/s/ Nicholas Brumm	By:	/s/ Nicholas Brumm
Name:	Nicholas Brumm	Name:	Nicholas Brumm
Title:	Managing Member	Title:	Managing Member

QVT FINANCIAL GP LLC		QVT ASSOCIATES GP LLC

By:	/s/ Daniel Gold	By:	/s/ Daniel Gold
Name:	Daniel Gold	Name:	Daniel Gold
Title:	Managing Member	Title:	Managing Member

By:	/s/ Nicholas Brumm	By:	/s/ Nicholas Brumm
Name:	Nicholas Brumm	Name:	Nicholas Brumm
Title:	Managing Member	Title:	Managing Member

Exhibit 1

Agreement of Joint Filing

Pursuant to 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, the undersigned persons hereby agree to file with the Securities and Exchange Commission the Statement on Schedule 13D (the “Statement”) to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.

IN WITNESS WHEREOF, the undersigned have executed this Agreement.

Dated: October 2, 2007

QVT FINANCIAL LP		QVT FUND LP

By QVT Financial GP LLC, its General Partner		By QVT Associates GP LLC, its General Partner

By:	/s/ Daniel Gold	By:	/s/ Daniel Gold
Name:	Daniel Gold	Name:	Daniel Gold
Title:	Managing Member	Title:	Managing Member

By:	/s/ Nicholas Brumm	By:	/s/ Nicholas Brumm
Name:	Nicholas Brumm	Name:	Nicholas Brumm
Title:	Managing Member	Title:	Managing Member

QVT FINANCIAL GP LLC		QVT ASSOCIATES GP LLC

By:	/s/ Daniel Gold	By:	/s/ Daniel Gold
Name:	Daniel Gold	Name:	Daniel Gold
Title:	Managing Member	Title:	Managing Member

By:	/s/ Nicholas Brumm	By:	/s/ Nicholas Brumm
Name:	Nicholas Brumm	Name:	Nicholas Brumm
Title:	Managing Member	Title:	Managing Member

Appendix A

Covered Persons

Name of Covered Person	Principal Business Address	Principal Occupation
Daniel Gold	QVT Financial LP 1177 Avenue of the Americas, 9th Floor New York, New York 10036	Investment Management

Lars Bader	QVT Financial LP 1177 Avenue of the Americas, 9th Floor New York, New York 10036	Investment Management

Nicholas Brumm	QVT Financial LP 1177 Avenue of the Americas, 9th Floor New York, New York 10036	Investment Management

Tracy Fu	QVT Financial LP 1177 Avenue of the Americas, 9th Floor New York, New York 10036	Investment Management